8/9

04036107

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gallery Resources Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

FILE NO. 82- 2877 FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/04

FILE # 82-2877

RECEIVED
2004 AUG -9 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING RECEIVED
AUG 0 5 2004
WASH. D.C. 165 SECTION

ARLS
2-29-04

GALLERY RESOURCES LIMITED

REPORT AND FINANCIAL STATEMENTS

February 29, 2004 and February 28, 2003

#82-2877

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Gallery Resources Limited

We have audited the balance sheet of Gallery Resources Limited as at February 29, 2004 and the statements of operation, deficit and cash flows for the year ended February 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and the results of its operations and its cash flows for the year ended February 29, 2004 in accordance with Canadian generally accepted accounting principles.

The financial statements as at February 28, 2003 and for the year then ended, prior to adjustment for the write down of resource properties as disclosed in Note 9, were audited by other auditors who expressed an opinion without reservation on the statements in their audit report dated July 7, 2003. We have audited the adjustments to the 2003 financial statements, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Vancouver, Canada
July 12, 2004

"*Amisano Hanson*"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

82-2877

GALLERY RESOURCES LIMITED
BALANCE SHEETS
February 29, 2004 and February 28, 2003

		2004		(Restated – Note 9) 2003
ASSETS				
Current				
Cash	$	-	$	103,970
Amounts receivable		11,431		27,491
Due from related party – Note 6		16,824		-
Prepaid expenses and deposits		263,481		253,352
		291,736		384,813
Project deposit – Note 3		3,500		3,500
Capital assets – Note 4		203,041		86,942
Resource properties – Note 5 and Schedule 1		1,887,198		1,462,273
	$	2,385,475	$	1,937,528
LIABILITIES				
Current				
Bank indebtedness	$	13,472	$	-
Accounts payable and accrued liabilities – Note 6		249,078		223,696
		262,550		223,696
SHAREHOLDERS' EQUITY				
Share capital – Notes 7 and 12		23,930,483		22,049,083
Subscriptions received in advance		-		26,400
Contributed surplus – Note 7		278,000		-
Deficit		(22,085,558)		(20,361,651)
		2,122,925		1,713,832
	$	2,385,475	$	1,937,528

Nature and Continuance of Operations – Note 1
Commitments – Notes 5, 7 and 10
Subsequent Events – Note 12

APPROVED BY THE DIRECTORS:

"Bruce Costerd" ____________________, Director

"Brian Cawley" ____________________, Director

SEE ACCOMPANYING NOTES

#82-2877

GALLERY RESOURCES LIMITED
STATEMENTS OF OPERATIONS
for the years ended February 29, 2004 and February 28, 2003

	2004	(Restated – Note 9) 2003
Administrative Expenditures		
Advertising and promotion – Note 6	$ 92,376	$ 125,107
Amortization	3,216	2,824
Automotive and travel – Note 6	37,285	67,840
Office and miscellaneous – Note 6	164,082	175,517
Professional fees – Note 6	80,806	94,563
Stock-based compensation – Note 7	278,000	-
Wages and benefits – Note 6	939,860	817,131
Loss from operations before other items	(1,595,625)	(1,282,982)
Other items:		
Interest income	587	198
Write-down of resource properties – Note 5 and Schedule 1	(108,869)	(6,744,085)
Net loss for the year	$ (1,703,907)	$ (8,026,869)
Basic and diluted loss per share	$ (0.01)	$ (0.08)
Weighted average number of shares outstanding	115,582,316	96,270,526

SEE ACCOMPANYING NOTES

GALLERY RESOURCES LIMITED
STATEMENTS OF DEFICIT
for the years ended February 29, 2004 and February 28, 2003

	2004	(Restated – Note 9) 2003
Deficit at beginning of year		
As previously reported	$ (13,647,008)	$ (12,334,782)
Adjustment for write-down of resource properties – Note 9	(6,714,643)	-
As restated	(20,361,651)	(12,334,782)
Net loss for the year	(1,703,907)	(8,026,869)
Share issue costs	(20,000)	-
Deficit at end of year	$ (22,085,558)	$ (20,361,651)

SEE ACCOMPANYING NOTES

#82-2877

GALLERY RESOURCES LIMITED
STATEMENTS OF CASH FLOWS
for the years ended February 29, 2004 and February 28, 2003

	2004	(Restated – Note 9) 2003
Operating Activities		
Net loss for the year	$ (1,703,907)	$ (8,026,869)
Add items not affecting cash:		
Amortization	37,801	22,409
Stock-based compensation	278,000	-
Wages and benefits paid by the issue of shares	650,000	-
Write-down of resource properties	108,869	6,744,085
	(629,237)	(1,260,375)
Changes in non-cash working capital items related to operations:		
Amounts receivable	16,060	76,423
Prepaid expenses	(10,129)	(30,254)
Accounts payable and accrued liabilities	25,382	17,367
	(597,924)	(1,196,839)
Investing Activities		
Increase in due from related party	(16,824)	-
Redemption of project deposit	-	6,500
Purchase of capital assets	(153,900)	-
Resource properties costs	(523,794)	(834,975)
	(694,518)	(828,475)
Financing Activities		
Issue of share capital	1,175,000	2,138,601
Share subscriptions received	-	26,400
	1,175,000	2,165,001
Increase (decrease) in cash during the year	(117,442)	139,687
Cash (bank indebtedness) at beginning of year	103,970	(35,717)
Cash (bank indebtedness) end of year	$ (13,472)	$ 103,970
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 11

SEE ACCOMPANYING NOTES

#82-2877

GALLERY RESOURCES LIMITED **Schedule 1**

SCHEDULE OF RESOURCE PROPERTIES

for the year ended February 29, 2004

	Katie Project	Shabogamo Project	Other	Total
Acquisition costs beginning of year	$ 137,660	$ 10,835	$ -	$ 148,495
Cash paid	41,284	-	-	41,284
Shares issued	-	10,000	-	10,000
Less: Government grants received	(12,800)	-	-	(12,800)
Acquisition costs end of year	166,144	20,835	-	186,979
Deferred Expenditures				
Amortization	-	-	34,585	34,585
Assaying	17,222	-	1,723	18,945
Drilling	179,081	-	36,223	215,304
Geochemistry	5,199	-	-	5,199
Geology	126,486	3,654	-	130,140
Geophysics	83,774	-	-	83,774
Prospecting	25,231	-	36,338	61,569
Less: Government grants	(54,206)	-	-	(54,206)
	382,787	3,654	108,869	495,310
Deferred expenditures at beginning of year	1,186,628	127,150	-	1,313,778
Deferred expenditures written-down	-	-	(108,869)	(108,869)
Deferred expenditures at end of year	1,569,415	130,804	-	1,700,219
Balance, February 29, 2004	$ 1,735,459	$ 151,639	$ -	$ 1,887,198

.../Cont'd

SEE ACCOMPANYING NOTES

#82-2877

GALLERY RESOURCES LIMITED **Schedule 1 (Cont'd)**

SCHEDULE OF RESOURCE PROPERTIES

for the year ended February 28, 2003

	Katie Project	Shabogamo Project	Other	Total
Acquisition costs beginning of year	$ 16,100	$ -	$ 772,610	$ 788,710
Cash paid	121,560	10,835	-	132,395
Less: Write-down of acquisition costs	-	-	(772,610)	(772,610)
Acquisition costs end of year	137,660	10,835	-	148,495
Deferred Expenditures				
Amortization	-	-	19,585	19,585
Assaying	46,972	-	-	46,972
Drilling	222,414	-	-	222,414
Geochemistry	12,973	-	-	12,973
Geology	-	-	-	137,421
Geophysics	80,374	-	-	80,374
Prospecting	70,908	127,150	9,857	207,915
Less: Government grants	(25,074)	-	-	(25,074)
	545,988	127,150	29,442	702,580
Deferred expenditures at beginning of year	640,640		5,942,033	6,582,673
Deferred expenditures written-off	-	-	(5,971,475)	(5,971,475)
Deferred expenditures at end of year	1,186,628	127,150	-	1,313,778
Balance, February 28, 2003	$ 1,324,288	$ 137,985	$ -	$ 1,462,273

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The company was incorporated on February 9, 1987 under the provisions of the Alberta Business Corporations Act and is listed on The TSX Venture Exchange (the "TSX"). The company was established to identify, evaluate and develop investments or acquisitions in mineral resource prospects or properties. The company currently has interests in mineral properties located in British Columbia, Newfoundland and Labrador, Canada.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at February 29, 2004, the Company has not yet achieved profitable operations and has accumulated losses of $22,085,558 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Capital Assets and Amortization

Capital assets are recorded at cost. The company provides for amortization of capital assets using the declining balance basis at the following annual rates with no residual values:

Automotive equipment	30%
Computer equipment	30%
Field equipment	20%
Office equipment	20%

These rates are intended to amortize the assets over their estimated useful lives. One-half year's amortization is recorded in the period of acquisition and in the period of disposal.

#82-2877

#82-2877

Note 6 Related Party Transactions – (cont'd)

At February 29, 2004, accounts payable and accrued liabilities include $23,520 (2003: $74,061) due to companies controlled by directors of the Company.

Note 7 Share Capital

a) Authorized:

Unlimited number of common voting shares

b) Issued and Outstanding Common Shares	Number of Shares	Amount
Balance as at February 28, 2002	83,965,403	$ 19,757,482
Issued for cash on exercise of options	3,400,000	360,000
Issued as consideration for settlement of debt on exercise of options	100,000	10,000
Issued for cash on exercise of warrants	2,000,000	200,000
Issued for cash on private placements	14,780,000	1,703,601
Issued as consideration for settlement of debt	150,000	18,000
Balance as at February 28, 2003	104,395,403	22,049,083
Issued for cash on private placements	11,345,000	1,201,400
Issued for services rendered	6,450,000	650,000
Pursuant to a resource property option agreement	100,000	10,000
Issued as finders fee	200,000	20,000
Balance as at February 29, 2004	122,490,403	$ 23,930,483

c) Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

GALLERY RESOURCES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
February 29, 2004 and February 28, 2003

Note 1 Nature and Continuance of Operations

The company was incorporated on February 9, 1987 under the provisions of the Alberta Business Corporations Act and is listed on The TSX Venture Exchange (the "TSX"). The company was established to identify, evaluate and develop investments or acquisitions in mineral resource prospects or properties. The company currently has interests in mineral properties located in British Columbia, Newfoundland and Labrador, Canada.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at February 29, 2004, the Company has not yet achieved profitable operations and has accumulated losses of $22,085,558 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Capital Assets and Amortization

Capital assets are recorded at cost. The company provides for amortization of capital assets using the declining balance basis at the following annual rates with no residual values:

Automotive equipment	30%
Computer equipment	30%
Field equipment	20%
Office equipment	20%

These rates are intended to amortize the assets over their estimated useful lives. One-half year's amortization is recorded in the period of acquisition and in the period of disposal.

#82-2877

Note 2 Summary of Significant Accounting Policies – (cont'd)

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Share Issue Costs

The company charges share issue costs to the deficit account.

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended February 29, 2004. This application has been applied prospectively.

Note 2 Summary of Significant Accounting Policies – (cont'd)

Basic and Diluted Loss per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

Government Grants

The Company receives Junior Exploration Assistance funding from the Government of Newfoundland and Labrador for advanced exploration done in the province. Amounts are applied to reduce the cost of the related capital asset or the expense to which they apply.

#82-2877

Note 2 Summary of Significant Accounting Policies – (cont'd)

Flow-through Common Shares

The company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the company renouncing the tax benefits arising from the exploration expenditures, in accordance with income tax legislation. The company records these share issuances by crediting share capital for the full value of cash consideration received.

Financial Instruments

The carrying value of cash, amounts receivable, due from related party, bank indebtedness and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 3 Project Deposit

The project deposit represents a term deposit in favour of regulatory authorities held as a site restoration deposit. This deposit will be released to the company on satisfactory reclamation of the property. The deposit bears interest at 1.75% per annum and matures on April 19, 2004.

Note 4 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Automotive equipment	$ 25,589	$ 24,402	$ 1,187	$ 2,076
Computer equipment	4,058	3,082	976	1,708
Field equipment	490,417	296,659	193,758	78,344
Office equipment	29,991	22,871	7,120	4,814
	$ 550,055	$ 347,014	$ 203,041	$ 86,942

Note 5 Resource Properties – Note 9

Katie Project

On May 30, 2000, the Company acquired the option to purchase a 100% interest in three hundred mineral claims located in central Newfoundland and Labrador called the Katie property for the following:

Payment Schedule:

- Cash payment of $10,000 (paid) and issuance of 200,000 common shares on May 30, 2000 (issued);
- issuance of 290,000 common shares on May 30, 2001 (issued);
- $500,000 to be paid in cash or common shares on May 30, 2003;
- Upon the drill delineation of a commercial deposit, the Company will make a bonus payment of $1,000,000 within six months after the completion of a positive feasibility study.

Work Commitments:

- Incur $150,000 in the first 12 month period (incurred);
- Incur $300,000 in the second 12 month period (incurred);
- Incur $750,000 in the third 12 month period (incurred);

The property is subject to a royalty to be calculated at 3% of net smelter returns. The Company has an option to purchase 2% of the net smelter royalty for $3,000,000.

On May 26, 2003, the Company entered in to a standstill agreement regarding the payment due on May 30, 2003 pursuant to the above agreement until the mineral rights adjudication board determines a ruling on adjacent properties subsequently staked by one of the optionors. The optionor has sold these claims however the Company is claiming the right of first refusal to these claims pursuant to the terms of the May 30, 2000 option agreement.

On July 17, 2000, the Company acquired an additional three hundred and fifty mineral claims on the Katie property in central Newfoundland and Labrador for $21,000. The Company has also staked an additional two hundred and eighty-three mineral claims on the Katie property.

#82-2877

Note 5 Resource Properties – Note 9 (cont'd)

Katie Project – (cont'd)

On April 16, 2001 and amended on June 17, 2003, the Company was granted an option to earn a 100% interest in seventy-five mineral claims in central Newfoundland and Labrador called the LERQ property for the following:

Payment Schedule:

- Cash payment of $8,000 (paid) and issuance 45,000 common shares (issued) of the Company;
- Cash payment of $30,000 on April 16, 2002 (paid);
- Cash payment of $40,000 on April 16, 2003 (paid);
- $500,000 to be made as a bonus payment due only upon discovery and delineation of a commercial ore deposit;

Work Commitments:

- Incur $20,000 on or before April 16, 2002 (incurred);
- Incur $50,000 on or before April 16, 2003 (incurred);
- Incur $250,000 on or before April 16, 2004 (incurred);

The property is subject to a royalty to be calculated at 3% of net smelter returns. The Company has an option to purchase 2% of the net smelter royalty for $2,000,000.

Shabogamo Project

On June 21, 2002, the Company entered into a property option agreement with BHP Billiton Diamonds Inc. (BHPB) whereby the Company has the right to earn a 50% interest in two thousand two hundred and fifty mineral claims owned by BHPB for the following:

- Incur expenditures on the Project Area of not less than an aggregate of $1,000,000 on or before December 31, 2006.
- Issue 200,000 common shares of the Company as follows:
  i) 100,000 common shares upon the completion of the Phase one work Program (issued);
  ii) 100,000 common shares upon incurring aggregate expenditures of $1,000,000 on or before December 31, 2006.

Upon exercise of the option, the Company and BHPB will be deemed to have entered into a joint venture agreement and BHPB has the option to reacquire an additional 20% interest in the mining claims by incurring all expenditures required to complete a feasibility study on the mining claims.

Note 5 Resource Properties – Note 9 (cont'd)

Other

The Company has previously purchased or staked additional claims in Newfoundland and Labrador. The Company has approximately 2302 claims located in the Voisey Bay area consisting of the Okak Bay claims, Cabot Lake claims and Harp Lake claims. A portion of these claims are subject to net smelter return royalties ranging from 1.5% to 2%. The Company has been granted an irrevocable option to acquire all of the 1.5% royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim. The Cabot Lake claims are subject to payments of $3,000,000 upon the discovery of a commercial ore deposit.

The Company also has staked twenty-one mineral claims within the Cariboo Mining Division in the Province of British Columbia.

While the Company continues to maintain its interest in the other properties, management has decided to allocate its current exploration program to the Katie and Shabogamo projects and accordingly, as further disclosed in Note 9, has retroactively written down the carrying value of deferred expenditures on these properties to $nil. Current expenditures on these properties are being written off as incurred.

Note 6 Related Party Transactions

During the years ended February 29, 2004 and February 28, 2003 the Company incurred the following costs charged by directors and officers of the Company and companies controlled by directors of the Company. The Company also reimbursed a director for advertising and promotion, and automotive and travel expenses incurred on behalf of the Company. The particulars of these transactions are as follows:

	2004	2003
Advertising and promotion	$ 55,782	$ -
Automotive and travel	32,845	-
Office and miscellaneous	29,036	14,752
Professional fees	32,341	61,225
Wages and benefits	795,763	400,000
	$ 945,767	$ 475,978

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Due from related party of $16,824 (2003: $Nil) is due from an officer of the Company and is non-interest bearing, unsecured and has no specific terms of repayment.

#82-2877

Note 6 Related Party Transactions – (cont'd)

At February 29, 2004, accounts payable and accrued liabilities include $23,520 (2003: $74,061) due to companies controlled by directors of the Company.

Note 7 Share Capital

a) Authorized:

Unlimited number of common voting shares

b) Issued and Outstanding Common Shares	Number of Shares	Amount
Balance as at February 28, 2002	83,965,403	$ 19,757,482
Issued for cash on exercise of options	3,400,000	360,000
Issued as consideration for settlement of debt on exercise of options	100,000	10,000
Issued for cash on exercise of warrants	2,000,000	200,000
Issued for cash on private placements	14,780,000	1,703,601
Issued as consideration for settlement of debt	150,000	18,000
Balance as at February 28, 2003	104,395,403	22,049,083
Issued for cash on private placements	11,345,000	1,201,400
Issued for services rendered	6,450,000	650,000
Pursuant to a resource property option agreement	100,000	10,000
Issued as finders fee	200,000	20,000
Balance as at February 29, 2004	122,490,403	$ 23,930,483

c) Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

Note 7 Share Capital – (cont'd)

c) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

A summary of the stock option plan is presented below:

	Years ended February 29, 2004 Shares	Weighted Average Exercise Price	February 28, 2003 Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	9,340,000	$0.11	6,740,000	$0.12
Exercised	(1,500,000)	($0.10)	(3,500,000)	$0.10
Cancelled	-	-	(3,400,000)	($0.11)
Granted	4,400,000	$0.10	9,500,000	$0.10
Options outstanding and exercisable at end of the year	12,240,000	$0.11	9,340,000	$0.11

At February 29, 2004, the Company has share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Expiry Date
2,140,000	$0.15	February 15, 2005
1,000,000	$0.10	March 7, 2007
400,000	$0.15	June 20, 2007
100,000	$0.10	July 30, 2007
2,400,000	$0.10	August 27, 2007
1,800,000	$0.10	January 13, 2008
200,000	$0.10	March 18, 2008
1,300,000	$0.10	April 3, 2008
2,900,000	$0.10	October 10, 2008
12,240,000		

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Note 7 Share Capital – (cont'd)

c) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

As disclosed in Note 2, effective for the year ended February 29, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the year ended February 29, 2004 the Company recorded a compensation charge of $278,000. The fair value of the stock compensation expense associated with employees and directors' options, not recognized in the financial statements for the year ended February 28, 2003, is disclosed in the pro forma amounts below:

	Year ended February 28, 2003		
	As Reported	Fair Value of Options Granted	Pro-forma
Net loss	$(8,026,869)	$(712,000)	$(8,738,869)
Basic and diluted loss per share	$(0.08)		$(0.09)

The following assumptions were used for the Black-Scholes model:

	2004	2003
Risk free rate	3.21%	3.86%
Dividend yield	0%	0%
Expected volatility	71%	89.2%
Weighted average expected stock option life	5 yrs	5 yrs

The weighted average fair value at the date of grant for employee stock options granted were as follows:

	2004	2003
Weighted average fair value	$ 0.06	$ 0.07
Total options granted	4,400,000	9,500,000
Total fair value of options granted	$ 278,000	$ 712,000

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Note 7 Share Capital – (cont'd)

c) Commitments: – (cont'd)

Share Purchase Warrants

At February 29, 2004, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number	Exercise Price	Expiry Date
1,450,000	$0.15	March 6, 2004
1,100,000	$0.15	May 28, 2004
2,950,000	$0.25	August 7, 2004
3,780,000	$0.20	December 10, 2004
1,220,000	$0.15 / $0.20	March 3, 2004/2005
2,125,000	$0.15 / $0.20	May 1, 2004/2005
8,000,000	$0.12 / $0.15	October 10, 2004/2005
20,625,000		

Restricted share plan

A restricted share plan has been established which provides for the issuance of 5,000,000 common shares to a director upon discovery of an economically and commercially viable mineral resource deposit on any of the resource properties (Note 5) owned by the company.

Flow-Through Shares

During the year ended February 29, 2004, private placements included the issue of flow-through shares for proceeds of $672,950. The Company is committed to spending the flow-through share proceeds on exploration and development activities and to renouncing $672,950 of eligible Canadian Exploration Expenditures to the flow-through shareholders by December 31, 2005. This amount will not be available to the Company for future deduction from taxable income. As at February 29, 2004 $324,944 in expenditures had not been incurred.

Note 8 Income Taxes

The Company has available resource deductions of approximately $7,824,000 available indefinitely and non-capital losses of approximately $5,532,800, which may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

Year	Amount
2005	$ 481,650
2006	746,901
2007	577,694
2008	902,171
2009	682,791
2010	930,850
2011	1,210,743
	$ 5,532,800

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets		
Net tax losses carried forward	$ 2,044,923	$1,909,076
Exploration and development expenses	2,891,810	2,501,627
	4,936,733	4,410,703
Valuation allowance for future income tax assets	(4,936,733)	(4,410,703)
Future income tax assets, net	$ -	$ -

Note 9 Prior Period Adjustment

Management has determined that, due to insignificant expenditures made in recent years on certain resource properties, along with management's intention to concentrate its planned expenditures on other properties, that certain properties should be considered as impaired for financial reporting purposes. Accordingly, the carrying value of resource properties and deferred exploration expenditures has been written-down by $6,714,643 for the year ended February 28, 2003. As a result, net loss for the year ended February 28, 2003 has been restated to $8,026,869, deficit at February 28, 2003 has been restated to $20,361,651 and the carrying value of resource properties at February 28, 2003 has been restated to $1,462,213.

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Note 10 Commitments

The Company has a lease commitment for its office premises which require future minimum annual lease payments as follows:

		Amount
2005	$	24,600
2006		24,600
2007		10,300
	$	59,500

Note 11 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions were excluded from the statement of cash flows:

During the year ended February 29, 2004,

a) The Company issued 100,000 common shares pursuant to a property option agreement valued at $10,000.

b) Pursuant to a private placement the Company issued 200,000 common shares for a finders fee valued at $20,000.

c) The Company issued 6,450,000 common shares valued at $650,000 for wages paid to the president of the Company and a person related to the president.

During the year ended February 28, 2003:

a) The Company issued 250,000 common shares to settle accounts payable totalling $28,000.

Note 12 Subsequent Events

Subsequent to February 29, 2004:

a) The Company arranged a non-brokered private placement of 20,000,000 common shares at $0.08 per share with 20,000,000 share purchase warrants attached. Each warrant will entitle the holder to purchase one common share at $0.10 per share for a one year period and at $0.12 per share for the second year. As at July 12, 2004 the Company has received $460,000 towards this private placement. The private placement is subject to regulatory approval.

b) 2,550,000 warrants outstanding at year-end and exercisable at $0.15 per share expired.

GALLERY RESOURCES LIMITED

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
TWELVE MONTHS PERIOD ENDED FEBRUARY 29, 2004

The following discussion and analysis, prepared as of July 19, 2004, should be read together with the audited financial statements for the year ended February 29, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Gallery Resources Limited (the "*Company*") has adopted the new format for the Management Discussion and Analysis. Whatever views the reader might have regarding its content and suitability for a junior exploration company, this is the format prescribed by the regulators and management is compelled to comply. The reader should also refer to the annual audited financial statements for the year ended February 29, 2004.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on February 9, 1987 pursuant to the Alberta Business Corporations Act and is listed on the TSX Venture Exchange (the "TSX").

The business address of the Company is Suite 2975, 700 West Georgia Street, Vancouver, BC, V7Y 1A1.

The Company's principal business is the exploration and development of resource properties. The Company currently has interests in mineral properties located in British Columbia, Newfoundland and Labrador, Canada. The Company is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential.

Additional information related to the Company is available on its website at www.gallery-gold.com and on SEDAR at www.sedar.com.

Description of Business

The Company is engaged in the exploration and development of resource properties located in British Columbia, Newfoundland and Labrador, Canada. The Company has two projects, Katie and Shabogamo, located in the Newfoundland and Labrador regions. These projects are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Company trades on the TSX under the symbol GYR.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year:

1. Issued 1,500,000 common shares for gross proceeds of $150,000 pursuant to the exercise of stock options.

2. Issued 4,950,000 common shares for gross proceeds of $500,000 pursuant to the exercise of warrants.

3. Completed a private placement of 3,345,000 units at $0.12 per unit for gross proceeds of $401,400. Each unit consists of one common share and one share purchase warrant allowing the holder to purchase an additional common share at $0.15 in the first year and at $0.20 in the second year.

4. Completed a private placement of 8,000,000 units at $0.10 per unit for gross proceeds of $800,000. Each unit consists of one common share and one share purchase warrant allowing the holder to purchase an additional

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common share at $0.12 in the first year and at $0.15 in the second year. The Company issued 200,000 common shares as finders' fees related to this private placement.

5. Raised $672,950 in flow-through shares from the private placements completed during the fiscal year. The Company is committed to spending the flow-through share proceeds on exploration and development activities.

6. On April 21, 2003 the Company filed a grievance with Mineral Rights Adjudication Board of the Government of Newfoundland and Labrador relating to certain mining claims held by Linear Resources Inc.

7. Granted a total of 4,400,000 stock options to certain directors, officers and employees at $0.10 per share with expiry dates ranging from March 18, 2008 to October 10, 2008.

8. Issued 100,000 common shares pursuant to a joint venture agreement with BHP Billiton Diamonds Inc. on the Company's Shabogamo Project in Western Labrador.

9. Completed a diamond drilling program at two sites (Mystery Pond and Huxter Pond) in the northern half of the property on the Katie Project in Newfoundland.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002
Total revenues	$ 587	$ 198	$ -
Net loss before extraordinary items	1,595,625	1,282,982	1,282,784
Net loss	1,703,907	8,026,869	1,312,226
Basic and diluted loss per share	0.01	0.08	0.01
Total assets	2,385,475	1,937,528	7,817,746
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks. During the 2004 fiscal year, the Company wrote-off $108,869 in resource property costs with $6,744,085 in costs written off during the 2003 fiscal year end. The write-down taken in fiscal 2004 and 2003 was a decision by management to concentrate the Company's resources on the Katie and Shabogamo Projects. As a result, the carrying value of resource properties and deferred costs exploration costs related to other properties were written-down. Current expenditures on other properties will be written off as incurred. This is the most significant change during the three year comparative period.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year, the Company incurred a loss of $1,703,907 (2003 - $8,026,869). Some significant expenses are as follows:

Advertising and promotion expenses of $92,376 (2003 - $125,107). This decreased by $32,731 from the previous year. The Company participated in four trade shows during the year. The Company also advertised in various trade publications. Funds were spent on various local functions to promote the Company.

Automotive and travel expenses of $37,285 (2003 - $67,840). This decreased by $30,195 from the previous year. The Company incurred travel expenses for trips between Vancouver and Newfoundland. Also, the president of the Company travelled to various cities in the United States to meet with potential investors.

Office and miscellaneous expenses of $164,082 (2003 - $175,517). This decreased by $11,435 from the previous year as less was spent on office related costs.

Professional fees of $80,806 (2003 - $94,563). This decreased by $13,757 from the previous year primarily due to a reduction in legal fees incurred. Professional fees consisted of audit and accounting and legal fees.

Stock-based compensation $278,000 (2003 - $Nil). This is a non-cash expense that is recorded because the Company granted stock options to certain directors, officers and employees. Refer to Note 7 in the audited financial statements for the year ended February 29, 2004.

Wages and benefits of $939,860 (2003 - $817,131). This increased by $122,729 from the previous year primarily due to an increase in salary paid to the president.

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Project Summary

Katie Property

The Katie Property consists of 943 full size mining claims covering a total area of 47,150 acres (1,909 hectares) in central Newfoundland. The Company acquired an option to acquire a 100% interest in the property by making staged option payments in cash or shares of $625,000 and issuing 200,000 shares. The vendors retain a 3% net smelter return, 2% of which the Company can purchase for $3,000,000.

A report on the Katie Property dated April 29, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Derek Wilton.

Exploration Program

A 3,000 metre diamond drill hole program and surface exploration program was planned during the past fiscal year to test the potential for the discovery of VMS mineralization. The work program was estimated at approximately $500,000 and completed at a cost of $545,988.

Exploration Results

Since May 2000, surface and diamond drilling programs (74 holes completed to date) on the Katie Project has identified widespread Volcanogenic Massive Sulphide(VMS), base metals (zinc, lead, copper) and precious metals (gold, silver), epithermal mineralization (gold) and alteration, and mesothermal, quartz vein, precious metals (gold, silver) and base metals (zinc) mineralization throughout this property.

The property stretches 27 kms in length (north-south) and 12 kms in width (east-west) in the south portion of the acclaimed Botwood Basin of central Newfoundland, regarded as a prospective area in Canada for gold exploration. Surface and drill programs completed to date along a 16 km stretch of the property has consistently encountered anomalous to significant concentrations of both base and precious metals.

In 2003 a compilation of these results suggest the presence of a major mineralized, structural zone or belt through the property labeled the Burnt Hill Mineral Belt.

Diamond drilling at 2 sites (Mystery Pond & Huxter Pond) in the north half of the property completed in September 2003 (Mystery Pond) and May 2004 (Mystery Pond and Huxter Pond) encountered new evidence of the mineralized zone/belt.

Five (5) holes aggregating a total of 650 metres just completed at these 2 sites has encountered quartz veining and silicification, chlorite, epidote and carbonate alteration, arsenopyrite and pyrite sulphide mineralization as disseminations and bands ranging up to 10% concentrations over significant thickness up to several metres. These alteration and mineralizing systems are typical of gold enriched environments which have already been encountered on surface at Mystery Pond and in the drill holes completed and also reported in other areas adjacent to the Katie Property.

The Company intends to conduct approximately 1400 kms of helicopter supported, ElectroMagnetic airborne surveying in late summer 2004 with the objective of following up on 79 airborne conductors detected during a 1982 airborne survey completed earlier by another mining company over what is now the south half of the Katie Property. The new airborne survey using the latest technology (being flown at Shabogamo-AeroTEM system patented by Aeroquest Surveys of Milton, Ontario) will be flown over the entire property

Further drill testing of the Katie Property will be determined by the results from the AeroTEM survey scheduled for later this summer.

Future Developments

The proposed exploration program on the Katie Property including drilling and field work is estimated at $741,065.

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Shabogamo Project

On June 28, 2002 the Corporation signed a Property Option Agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to acquire a 50% interest in 2,181 mining claims covering 109,050 acres known as the Shabogamo Intrusion in Western Labrador. Under the terms of the Option Agreement the Company issued 200,000 shares to BHP Billiton and is required to incur expenditures of $1,000,000 over a period of 54 months. This project is a Joint Venture between the Company and BHP Billiton, with the Company acting as the Operator. Regulatory approval of this acquisition was required by the TSX Venture Exchange. This was obtained during the 2003 fiscal year.

A report on the Shabogamo Project dated April 26, 2004 was prepared in accordance with NI 43-101 by the Company's qualified person, Dr. Derek Wilton.

Exploration Program

During the past fiscal year the Company completed the Phase 1 work program which included an airborne electromagnetic survey at a cost of $454,170.

Exploration Results

A fixed wing, ElectroMagnetic airborne survey completed in July 2002 by Joint Venture Partners Gallery Resources Limited and BHP Billiton on the Shabogamo Joint Venture Project in western Labrador detected 92 EM anomalies on approximately 2500 kms of survey lines over this property.

Further analysis and interpretation of the results by the BHP Billiton geophysics staff prioritized 12 of these EM anomalies. Further interpretation of the 12 anomalies resulted in re-prioritizing 6 of these anomalies. The JV Partners agreed to conduct a second airborne survey using the latest EM technology provided by Mr. Steven Balch of Aeroquest Surveys with the objective of more precisely defining the 6 priority anomalies.

The EM survey is now completed and is being interpreted by the JV Partners and Aeroquest Surveys in anticipation of a minimum 1,000 metre follow-up diamond drilling program. The drilling program is tentatively scheduled for the end of July to early August 2004.

Future Developments

The proposed exploration program on the Shobagamo project consisting of drilling and field work is estimated at a minimum cost of $349,615.

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Summary of Quarterly Results

	Three Month Period Ended			
	February 29, 2004	November 30, 2003	August 31, 2003	May 31, 2003
Total assets	$ 2,385,475	$ 2,459,121	$ 2,284,580	$ 2,242,244
Mineral properties and deferred costs	1,887,198	1,916,194	1,727,650	719,349
Working capital	29,186	86,819	78,763	300,899
Revenues	268	52	2	265
Net Loss	444,021	451,387	244,811	563,688

	Three Month Period Ended			
	February 28, 2003	November 30, 2002	August 31, 2002	May 31, 2002
Total assets	$ 1,937,528	$ 8,586,633	$ 8,343,796	$ 8,098,166
Mineral properties and deferred costs	1,462,213	7,066,706	6,818,374	6,625,969
Working capital	161,117	184,015	72,967	226,216
Revenues	7	34	2	155
Net Loss	6,909,156	87,545	519,488	510,680

Significant changes in key financial data from 2004 to 2003 can be attributed to the write-down of certain mineral properties and related deferred exploration costs. This is reflected in a decrease in total assets and mineral property and deferred costs. This was done as a prior period adjustment and is disclosed on the annual audited financial statements for the year ended February 29, 2004.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 29, 2004	February 28, 2003
Working capital	$ 29,186	$ 161,117
Deficit	(22,085,558)	(20,361,651)

Net cash used in operating activities for the year consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities for the year ended February 29, 2004 was $1,247,924 compared to net cash used for operating activities of $1,196,839 during the year ended February 28, 2003. During the current period, $424,670 was

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incurred in non-cash expenses, while $6,766,494 was incurred in non-cash expenses during the previous fiscal year. In 2004, the non-cash expenses consisted of amortization, stock-based compensation expense and a write-down of resource properties. During 2003, the non-cash expenses were amortization and a write-down of resource properties.

Net cash used in investing activities was $694,518, compared to $828,475 from the previous period. During the current period, the Company spent $523,794 on its resource properties compared with $834,975 from the 2003 fiscal year end. During the current year, the Company also purchased additional capital assets totalling $153,900. The majority of the purchase was for field equipment related to its resource properties.

Financing activities provided cash of $1,825,000 during the year ending February 29, 2004, compared to $2,165,001 for the year ending February 28, 2003. The primary source of the cash was from various equity financings completed during the year, the exercise stock options and share purchase warrants as various prices.

Capital Resources

The Company completed several private placements during the year:

1. Completed a private placement of 3,345,000 units at $0.12 per unit for gross proceeds of $401,400. Each unit consists of one common share and one share purchase warrant allowing the holder to purchase an additional common share at $0.15 in the first year and at $0.20 in the second year.

2. Completed a private placement of 8,000,000 units at $0.10 per unit for gross proceeds of $800,000. Each unit consists of one common share and one share purchase warrant allowing the holder to purchase an additional common share at $0.12 in the first year and at $0.15 in the second year. The Company issued 200,000 common shares as finders' fees related to this private placement.

3. Raised $672,950 in flow-through shares from the private placements completed during the fiscal year. The Company is committed to spending the flow-through share proceeds on exploration and development activities. The Company is committed to spending $324,944 as follows:

Expenditures from March 1 to July 31, 2004		$181,084
Prepaid exploration expenditures	181,663	
	$362,747	

The Company has sufficient funds to meet its property maintenance payments for 2004 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Newfoundland and Labrador, Canada.

Commitments

The Company is committed to providing various levels of funding to keep its resource properties in good standing. They are as follows:

Katie Project

- Cash payment of $80,000 on April 16, 2004
- Cash payment of $250,000 on April 16, 2005
- Incur $250,000 in a work program by April 16, 2004

Shabogamo Project

- Incur expenditures on the project area of not less than an aggregate of $1,000,000 on or before December 31, 2006
- Issue 100,000 common shares upon incurring aggregate expenditures of $1,000,000 on or before December 31, 2006

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Other

The Company has approximately 2302 claims located in the Voisey Bay area consisting of the Okak Bay claims, Cabot Lake claims and Harp Lake claims. A portion of these claims are subject to net smelter return royalties ranging from 1.5% to 2%. The Company has been granted an irrevocable option to acquire all of the 1.5% royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim. The Cabot Lake claims are subject to payments of $3,000,000 upon the discovery of a commercial deposit.

Other commitments

The Company has a lease commitment for its office premises which require future minimum annual lease payments as follows:

		Amount
2005	$	24,600
2006		24,600
2007		10,300
	$	59,500

Outstanding Share Data

Please refer to Note 7 in the audited financial statements for the year ended February 29, 2004.

Related Party Transactions

The Company entered into the following transactions with related parties:

During the years ended February 29, 2004 and February 28, 2003 the Company incurred the following costs charged by directors and officers of the Company and companies controlled by directors of the Company. The Company also reimbursed a director for advertising and promotion, and automotive and travel expenses incurred on behalf of the Company. The particulars of these transactions are as follows:

		2004		2003
Advertising and promotion (a)	$	55,782	$	-
Automotive and travel (b)		32,845		-
Office and miscellaneous (c)		29,036		14,752
Professional fees (d)		32,341		61,225
Wages and benefits (e)		795,763		400,000
	$	945,767	$	475,978

a) Paid or accrued $55,782 (2003 - $Nil) to Bruce Costerd for reimbursement of expenses.
b) Paid or accrued $32,845 (2003 - $Nil) to Bruce Costerd for reimbursement of expenses.
c) Paid or accrued $14,325 (2003 - $14,752) to a PubCo Services Inc. for administration fees and $14,711 (2003 - $Nil) to Bruce Costerd.
d) Paid or accrued $13,370 (2003 - $11,735) to a Cawley & Associates for accounting fees, $18,971 (2003 - $14,490) to a Davis and Company legal fees, $Nil (2003 - $25,000) to a Farris, Vaughan, Wills & Murphy for legal fees and $Nil (2003 - $10,000) to PubCo Services Inc.
e) Paid or accrued $240,000 (2003 - $400,000) to the president for salary, $260,000 (2003 - $Nil) to the president for losses incurred on financing the Company, $45,763 (2003 - $Nil) to Deirdre Lynch, an employee for wages and $150,000 (2003 - $Nil) to Deirdre Lynch, an employee for losses incurred on financing the Company.

The president of the Company is Bruce Costerd.

PubCo Services Inc. is a company owned by Richard Haderer, a director and officer of the Company. PubCo Services Inc. provides consulting services to the Company in the area of securities regulation.

Cawley & Associates is an accounting firm of which Brian Cawley, a director of the Company, is a partner.

Farris. Vaughan, Wills & Murphy is a law firm of which Hector Mackay-Dunn, a former director and officer of the Company, is a partner.

Davis & Co. is a law firm of which Dale Pope, a director of the Company, is a partner.

Due from related party of $16,824 (2003: $Nil) is due from an officer of the Company and is non-interest bearing, unsecured and has no specific terms of repayment.

At February 29, 2004, accounts payable and accrued liabilities include $23,520 (2003: $74,061) due to companies controlled by directors of the Company.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Contingency

On April 21, 2003 the Company filed a grievance with Mineral Rights Adjudication Board ("MRAB") of the Government of Newfoundland and Labrador relating to certain mining claims held by Linear Resources Inc. ("Linear")

The Company is the registered and beneficial owner of certain mineral claims known as "the Katie Property". Consistent with that interest, the Company entered into an agreement with Black Bart Prospecting, Black Bart and Cyril Reid ("the Optionors") dated May 30, 2000 ("the Option Agreement"). Under the Option Agreement, the Optionors agreed, among other things, to grant to the Company (as Optionee) a right of first refusal within a specified perimeter area. The Company believes that Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M are located within the perimeter area specified in the Option Agreement.

Notwithstanding the existence of the Option Agreement, as well as the rights, privileges, obligations, and/or duties existing from it, Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M were transferred to Linear Resources Inc. ("Linear") on November 4, 2002. This transfer was due to the specific actions of Cyril Reid one of the Optionors under the Option Agreement.

The Company believes that it enjoyed the right of first refusal to Mineral Licences 9073M, 9080M, 9081M, 9082M and 9096M under the Option Agreement, and the Optionors, including Cyril Reid, were obligated to offer it to the Company before transferring it to a third party, including, Linear. The Company alleges that its rights have been denied and, the Optionors, specifically Cyril Reid, have breached the obligations and duties imposed upon them by the Option Agreement and upon exercise of that right by the Company, that Linear holds all rights to the property in trust for the sole use and benefit of the Company.

On October 23, 2003 the Company has asked the MRAB to expand the grievance from 5 licenses to 13 licenses. The additional 8 licenses were staked subsequent to the original 5 licenses specified in the grievance.

The grievance has not yet been considered by the Mineral Rights Adjudication Board. On March 3, 2004 the Company received a letter from the Minister of the Department of Natural Resources of Newfoundland and Labrador. The letter advises the Company that its Grievance will be heard by the MRAB as soon as the Minister has appointed individuals to the MRAB to fill vacancies created as a result of the expiration of the three-year term of the Chair and one Board member of the MRAB.

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Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Stock Based Compensation

Effective, March 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to March 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Prior Period Adjustment

Management has determined that, due to insignificant expenditures made in recent years on certain resource properties, along with management's intention to concentrate its planned expenditures on other properties, that certain properties should be considered as impaired for financial reporting purposes. Accordingly, the carrying value of resource properties and deferred exploration expenditures has been written-down by $6,714,643 for the year ended February 28, 2003. As a result, net loss for the year ended February 28, 2003 has been restated to $8,026,869, deficit at February 28, 2003 has been restated to $20,361,651 and the carrying value of resource properties at February 28, 2003 has been restated to $1,462,213. Current expenditures on other properties will be written off as incurred.

Subsequent Events

Subsequent to February 29, 2004:

1. The Company arranged a non-brokered private placement of 20,000,000 units at $0.08 per unit for gross proceeds of $1,600,000. Each unit has one common share and one share purchase warrant allowing the holder to purchase one additional common share at $0.10 per share during the first year and $0.12 per share during the second the year. The private placement is subject to regulatory approval.

2. 2,550,000 warrants outstanding at year-end and exercisable at $0.15 per share expired.